Exhibit 99.5

The Board of Directors recommends a vote FOR Resolutions 1 and 2. 2026 Extraordinary General Meeting — Zhihu Inc. Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. q PLEASE SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q ZHIHU INC. Res. 1 For Against Abstain Res. 2 1UPX Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature — Please keep signature within the box. Authorized Signatures — This section must be completed for your vote to count. Please date and sign below. Change of Address — Please print new address below. ZHIHU INC. - 700193 - COMMON MMMMMMMMMMMM MMMMMMMMM ###### 000001MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE______________ SACKPACK_____________ MMMMMMMMMMMMMMM C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext JPM MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T MMMMMMM Computershare ZHIHU INC. Project: ea0268015-129 Date: September 21, 2026 5:51 am Draft #2 Computershare ZHIHU INC. Draft: #2 Project: ea0268015-129

Proxy Form — Zhihu Inc. AGENDA As an ordinary resolution, 1. The Subscription Agreement and the transactions contemplated thereunder, including the Subscription and the entry into the Partnership Agreement, be and are hereby confirmed, approved and ratified; and 2. The Board and its authorized delegate(s) be and are hereby authorized to do such acts and things, to sign and execute all such further documents (and to affix the common seal of the Company thereon, if necessary) and to take such steps as they may consider necessary, appropriate, desirable or expedient to give effect to or in connection with the Subscription Agreement or any transactions contemplated thereunder, including the Subscription and the finalization and entry into the Partnership Agreement, and all other matters incidental thereto or in connection therewith. JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the Extraordinary General Meeting (the “Meeting”) of Zhihu Inc. (the “Company”) will be held at 10:00 a.m. Beijing Time, on Tuesday, October 20, 2026, at Room Xinzhi, Floor 1, Zone C, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People’s Republic of China, for the purposes set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Class A Ordinary Shares represented by your ADRs FOR, AGAINST, or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Proxy Form. The enclosed postage-paid envelope is provided for this purpose. This Proxy Form should be executed in such a manner as to show clearly how you wish to vote in regard to each of the Company’s Resolutions, or any of them, as the case may be. Only the registered holders of record as of the close of business on September 21, 2026 Eastern Time, will be entitled to execute the attached Proxy Form. The signatory, a registered holder of ADRs representing Class A Ordinary Shares of the Company of record on September 21, 2026, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the Meeting the underlying Class A Ordinary Shares of the Company represented by such ADRs, in accordance with the instructions on this card. To review the notice of the AGM, please visit the Investor Relations Section of the Company website: ir.zhihu.com NOTE: In order to have the aforesaid shares voted, this Proxy Form MUST be returned before 9:00 a.m. Eastern Time, on October 13, 2026. JPMorgan Chase Bank, N.A., Depositary PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. Computershare ZHIHU INC. Project: ea0268015-129 Date: September 21, 2026 5:51 am Draft #2